Exhibit 4

Names and addresses of the Underwriters of the Republic’s 0.650% Notes due 2009

Republic of Italy
Underwriters’ Addresses in relation to the Republic’s ¥100,000,000,000
0.650% Global Note due March, 2009

Daiwa Securities SMBC Europe Limited	5 King William Street
London EC4N 7AX
England

Nomura International plc	Nomura House
1 St. Martins-le-Grand
London EC1A 4NP
England

UBS Limited	1 Finsbury Avenue
London EC2M 2PP
England